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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for date of October 8, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax + 41 61 324 8844
Internet Address:
http://www.novartis.com

-Investor Relations Release -

Novartis completes first phase of Health & Functional Food divestment, strengthening focus on core pharmaceuticals business

  •
  Agreement to sell Food & Beverage business, including Ovaltine®/Ovomaltine®, Caotina® and Lacovo®, to Associated British Foods for 272.5 million Euros

  •
  Purchaser well positioned to fully leverage the potential of Food & Beverage businesses

        Basel, 8 October 2002—Continuing its strategy of focusing on healthcare and its core pharmaceuticals business, Novartis has signed an agreement to sell its Food & Beverage (F&B) business to Associated British Foods plc (ABF) for a total of 272.5 million Euros (approximately CHF 400 million).

        Under the proposed deal, ABF, based in London, Great Britain, will acquire the F&B business and brand ownership worldwide, with the exception of the USA and Puerto Rico. The transaction, which is subject to regulatory approvals, will enable these F&B brands to become part of a consumer product business that will optimize their growth.

        Paul Choffat, CEO of Novartis Consumer Health, said, "We believe that the new owner of Ovaltine/Ovomaltine, Caotina and Lacovo has the relevant geographic reach, distribution presence, and marketing expertise in the consumer industry to exploit the brands' potential. The F&B brands will be key businesses for ABF and we expect that they will receive the necessary resources for future growth. A key element in our selection of ABF as the future owner was the commitment to maximize job transfers and employment continuation globally and especially in Switzerland, where the company has no overlapping activities."

        Novartis announced plans in February this year to divest its Health & Functional Food businesses, with 2001 sales of approximately CHF 850 million (567 million Euros), of which CHF 366 million (244 million Euros) were generated by the F&B business. Negotiations on the divestment of the other H&FF businesses (Health Food & Slimming and Sports Nutrition) are proceeding.

        While Novartis is concentrating its resources on strengthening its global pharmaceuticals business, the Consumer Health Division is reshaping its product mix to emphasize the growth-orientated healthcare businesses in which it has strong competitive advantages.

        Associated British Foods is an international food, ingredients and retail group with annual sales of GBP 4.4 billion and 34 000 employees. The Group is one of Europe's largest food companies with a wide range of successful brands and products in the food sector, and an increasingly strong presence in advanced research and technology, where it is turning natural products into innovative ingredients for the food, personal care and pharmaceutical industries. A significant supplier of branded and non-branded grocery products and a leading textile retailer, ABF has significant businesses in Europe, Australia, New Zealand, China and the USA.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion and a net income of CHF 7.0 billion. The Group invested approximately CHF 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 7, 2002	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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Investor Relations Release
SIGNATURES